UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                          America First Financial Fund
                                (Name of Issuer)

              Beneficial Unit Certificate, par value $20.00 per BUC
                         (Title of Class of Securities)

                                   023 913 106
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                                    8th Floor
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 23, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)






      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].


                                    PAGE 1 OF 11 PAGES



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                                       SCHEDULE 13D


CUSIP NO. 023 913 106                                         PAGE 2 OF 11 PAGES
------------------------------------                     -----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)
                                                                         (B) X


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    390,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            390,000

       10             SHARED DISPOSITIVE POWER

                              -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             390,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.5%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

                                       SCHEDULE 13D



CUSIP NO. 023 913 106                                         PAGE 3 OF 11 PAGES
------------------------------------                     -----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James J. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)
                                                                         (B) X

3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            390,000

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            390,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             390,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.5%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                       SCHEDULE 13D


CUSIP NO. 023 913 106                                         PAGE 4 OF 11 PAGES
------------------------------------                     -----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)
                                                                         (B) X

3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            390,000

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            390,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             390,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.5%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

      CUSIP NO. 023 913 106                    PAGE  5  OF  11  PAGES



                                       SCHEDULE 13D

CUSIP NO. 023 913 106                                     PAGE  5  OF  11  PAGES
------------------------------------                     -----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)
                                                                        (B)  X


3      SEC USE ONLY


4      SOURCE OF FUNDS

             PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]



6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                      7      SOLE VOTING POWER

      NUMBER OF                       390,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER


                            390,000

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             390,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.5%

14     TYPE OF REPORTING PERSON

             PN
------ --------------
                                       SCHEDULE 13D

CUSIP NO.  023 913 106                                   PAGE  6  OF  11  PAGES
------------------------------------                     -----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Capital Corporation

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                         (B)  X



3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    390,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            390,000

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             390,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.5%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

CUSIP NO.  023 913 106                                   PAGE  7 OF  11  PAGES



ITEM 1.     SECURITY AND ISSUER.

            The undersigned hereby amends the statement on Schedule 13D, dated October 18, 1995, as amended by Amendment No. 1, dated November 17, 1995, and as amended by Amendment No. 2, dated January 29, 1996 (the "Statement"), filed by the undersigned relating to the Beneficial Unit Certificate ("BUC"), par value $20.00 per BUC of America First Financial Fund 1987-A Limited Partnership, a Delaware limited partnership, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 2.     IDENTITY AND BACKGROUND.

            Item 2 of the Statement is hereby amended and restated to read in its entirety as follows:

            This statement on Schedule 13D is being filed by J.J. Cramer & Co., a Delaware corporation (the "Manager"), Cramer Partners, L.P., a Delaware limited partnership (the "Partnership"), Cramer Capital Corporation, a Delaware corporation, James J. Cramer and Karen L. Cramer (collectively, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit A.

            The Manager acts as an investment adviser and manager of the Partnership. The address of the principal business and principal office of the Manager, the Partnership and Cramer Capital Corporation is 100 Wall Street, 8th Floor, New York, New York 10005. The business address of James Cramer and Karen Cramer is 100 Wall Street, New York, New York 10005. The present principal occupation or employment of James Cramer is President of J.J. Cramer & Co. and the present principal occupation or employment of Karen Cramer is Vice President of J.J. Cramer & Co.

            During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. James Cramer and Karen Cramer are citizens of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:




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CUSIP NO.  023 913 106                                   PAGE  8 OF  11  PAGES



            The 390,000 BUCs held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $8,941,255.88.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

            (a) This statement on Schedule 13D relates to 390,000 BUCs beneficially owned by the Reporting Persons, which constitute approximately 6.5% of the issued and outstanding BUCs.

            (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 390,000 BUCs owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 390,000 BUCs.

            (c) In the past sixty days, the Reporting Persons purchased and sold BUCs on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Statement is amended and restated to read in its entirety as follows:

            As discussed in Item 2 above, the Manager acts as investment adviser to the Partnership, which owns 390,000 BUCs. James Cramer is the president of the Manager and Karen Cramer is the vice president. Except as set forth above, there exist no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including, but not limiting to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.






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CUSIP NO.  023 913 106                                   PAGE  9 OF  11  PAGES





                               SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1997



                            J.J. CRAMER & CO.

                            By:/s/ James J. Cramer
                               -----------------------
                               Name: James J. Cramer
                               Title: President


                            /s/ James J. Cramer
                            -----------------------
                               James J. Cramer


                            /s/ Karen L. Cramer
                            -----------------------
                               Karen L. Cramer


                            CRAMER PARTNERS, L.P.


                            By: CRAMER CAPITAL CORPORATION,
                                its general partner


                            By:/s/ James J. Cramer
                               -----------------------
                               Name: James J. Cramer
                               Title: President

                            CRAMER CAPITAL CORPORATION

                            By:/s/ James J. Cramer
                               -----------------------
                               Name: James J. Cramer
                               Title: President

CUSIP NO.  023 913 106                                   PAGE  10  OF  11  PAGES





                               EXHIBIT A

                         JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of the Common Stock of the Limited Partnership is filed jointly on behalf of each such person.

Dated:  January 29, 1997




                            J.J. CRAMER & CO.

                            By:/s/ James J. Cramer
                               -----------------------
                               Name: James J. Cramer
                               Title: President


                            /s/ James J. Cramer
                            -----------------------
                               James J. Cramer


                            /s/ Karen L. Cramer
                            -----------------------
                               Karen L. Cramer


                            CRAMER PARTNERS, L.P.


                            By: CRAMER CAPITAL CORPORATION,
                                its general partner


                            By:/s/ James J. Cramer
                               -----------------------
                               Name: James J. Cramer
                               Title: President

                            CRAMER CAPITAL CORPORATION

                            By:/s/ James J. Cramer
                               -----------------------
                               Name: James J. Cramer
                               Title: President




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CUSIP NO.  023 913 106                                   PAGE  11  OF  11  PAGES


                               EXHIBIT B

                            Transactions of
             The Limited Partnership In the Past Sixty Days


  Cramer Partners, L.P.
  ---------------------


                     No. of BUCs
Trade Dates        Purchased/Sold     Cost (Sales Price) Per BUC    Type
-----------        --------------     --------------------------    ----
12/2/96                 5,000                    28.75                P
12/9/96                17,300                   29.375                S
12/10/96                1,000                    29.50                S
12/10/96               15,000                   29.333                S
12/20/96               17,700                    28.75                P
12/31/96                3,200                   29.9375               P
12/31/96                3,000                    30.25                P
1/20/97                23,900                   29.177                S
1/22/97                10,000                    29.25                S
1/23/97                29,000                   29.375                S